(As filed with the Securities and Exchange Commission on August 27, 2003)

                                                               File No. 70-10035
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Progress Energy, Inc.
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

              (Name of company filing this statement and addresses
                         of principal executive offices)
              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)
             -------------------------------------------------------

                               William D. Johnson,
                      President and Chief Executive Officer
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)
            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Esq.                          William T. Baker, Jr., Esq.
     Associate General Counsel                  Thelen Reid & Priest LLP
     Progress Energy Service Company, LLC       875 Third Avenue
     410 South Wilmington Street                New York, New York 10022
     Raleigh, North Carolina 27602

                             PRELIMINARY STATEMENT.
                             ---------------------

          The Application/Declaration in this proceeding was filed on January 15, 2002, and amended and restated in its entirety by Amendment No.1, which was filed on May 24, 2002. The Commission issued a notice of filing on May 24, 2002 (Holding Co. Act Release No. 27531). No request for hearing was made. As explained below, on October 16, 2002, Progress Energy, Inc. ("Progress Energy") entered into an agreement to sell the stock that it owns in Eastern North Carolina Natural Gas Company ("Eastern NCNG") to a nonassociate company, and on January 29, 2003, filed a separate Application/Declaration in File
No. 70-10115 to request approval for such sale. Accordingly, since Progress Energy no longer seeks to retain Eastern NCNG as an additional public-utility subsidiary, it is amending and restating the Application/Declaration in this proceeding in its entirety to read as follows:(1)

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1 Background. Progress Energy, a registered holding company,(2) owns, directly or indirectly, all of the issued and outstanding common stock of two electric utility subsidiary companies: Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina; and Florida Power Corporation ("FPC"), which generates, transmits, purchases and sells electricity in parts of Florida. Together, CP&L and FPC provide electric utility service to approximately
2.7 million retail, commercial and industrial customers in an area having a population of more than 9 million people, including Raleigh, Asheville, and Wilmington, North Carolina, Florence, South Carolina, and metropolitan
St. Petersburg, Clearwater and the greater Orlando area in Florida.

          Progress Energy also owns all of the issued and outstanding common stock of North Carolina Natural Gas Corporation ("NCNG"), a gas utility company. NCNG serves approximately 120,000 residential, commercial, agricultural, industrial and electric utility customers in 110 cities and towns, primarily in eastern and south central North Carolina, and four municipal gas distribution systems that serve an additional 53,300 end users. The estimated total population of the territory served by NCNG is 2.6 million.

          In addition, Progress Energy owns 50% of the outstanding common stock and 100% of the outstanding Series A preferred stock of Eastern NCNG, a company formed in 2001 to construct a new natural gas distribution system in 14 counties in eastern North Carolina that were previously not being served with natural gas.(3) Eastern NCNG commenced deliveries of gas to customers in August 2002.

          On October 16, 2002, Progress Energy and Piedmont Natural Gas Company, Inc. ("Piedmont") entered into a Stock Purchase Agreement pursuant to which Progress Energy has agreed to sell and Piedmont has agreed to purchase 100% of


-------------------

(1) Carolina Power & Light Company and Eastern NCNG have been deleted as named applicants in this proceeding.

(2)  See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284 (Nov. 27,
     2000).

(3) The 14 counties are Dare, Currituck, Camden, Pasquotank, Perquimans, Chowan, Gates, Washington, Hyde, Tyrrell, Pamlico, Jones, Carteret, and Pender.


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


the common stock of NCNG as well as Progress Energy's interest in the outstanding common and preferred stock of Eastern NCNG. In addition, Piedmont will assume all of Progress Energy's rights and obligations under a subscription letter, dated January 5, 2001, pursuant to which Progress Energy is committed to purchase from Eastern NCNG 500 shares of Series A preferred stock, and a shareholders' agreement, dated as of January 5, 2001, by and among Eastern NCNG, Progress Energy and the Albemarle Pamlico Economic Development Corporation ("APEC"), which holds the remaining 50% of Eastern NCNG's common stock.

          1.2 Description of Eastern NCNG. Eastern NCNG is currently engaged in constructing a "greenfield" natural gas transmission and distribution system in eastern North Carolina. Progress Energy, through CP&L, is responsible for the design, construction, operation, maintenance of the transmission and distribution system pursuant to the terms of a Construction, Operation and Maintenance Agreement (the "Construction Agreement"), which is filed as Exhibit B hereto. The 14 counties that Eastern NCNG will serve historically have not been able to obtain gas service because of the relatively small population of those counties and the resulting economic unfeasibility of providing service. In 1998, the North Carolina General Assembly enacted the Clean Water and Natural Gas Critical Needs Act of 1998, which provides for the issuance of $200 million of general obligation bonds of the state for the purpose of providing grants, loans or other financing for the cost of constructing natural gas facilities into unserved areas of the state. Thereafter, in October 1999, CP&L and APEC announced their intention to build an 850-mile natural gas transmission and distribution system to provide natural gas service in those 14 counties. The current estimated cost of constructing the Eastern NCNG gas transmission and distribution system is $210.5 million. A map showing Eastern NCNG's franchised service area is filed herewith as Exhibit E.

          Eastern NCNG was formed to construct and own the new gas system and to market natural gas service throughout eastern North Carolina. By extending natural gas service into a region that does not presently enjoy such service, Eastern NCNG will also encourage and support economic development throughout eastern North Carolina.

          In October 1999, CP&L and APEC filed a joint request with the North Carolina Utilities Commission ("NCUC") for a certificate of convenience and necessity to operate as a local distribution natural gas public utility and to construct natural gas transmission and distribution facilities in the 14 unserved counties (Exhibit D-1). They also asked to be awarded $186 million of the $200 million state bond package established for natural gas infrastructure to pay for the uneconomic portion of the project. On March 21, 2000, APEC and CP&L notified the NCUC that they had created Eastern NCNG and amended their application to ask that the certificate, franchise and bond monies be awarded to Eastern NCNG. On June 15, 2000, the NCUC issued an order awarding Eastern NCNG an exclusive franchise to provide natural gas service in all 14 counties, and granted $38.7 million in state bond funding for Phase 1 of the project
(Exhibit D-3). Phase 1, consisting of 124 miles of transmission and 73 miles of distribution facilities, was substantially completed in mid-2002. The total cost of Phase 1 upon final completion in early 2003 was approximately $48.9 million. Phase 1 has brought natural gas service to consumers in six of the 14 counties involved.


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


          On March 20, 2001, Eastern NCNG filed a request with the NCUC for $149,300,000 from the state bond package (all of the remaining gas bond funds available) to construct Phases 2-7 of the project (Exhibit D-4). It also asked the NCUC to award it any additional bond funds that may become available, including gas bond funds awarded to other gas expansion projects if such projects ultimately did not need all of the bond funds awarded to them; and to allow Eastern NCNG to apply any gas bond funds not used in constructing Phase 1 to Phases 2-7. By order issued June 7, 2001, the NCUC granted Eastern NCNG an additional $149,582,346 of gas bond funds to construct Phases 2-7 (Exhibit D-5).

          As indicated, under the Construction Agreement, CP&L is responsible for the design, engineering and construction of the transmission and distribution facilities to be owned by Eastern NCNG. CP&L also agreed to provide or cause to be provided both day-to-day operating and maintenance services associated with operation of the pipeline facilities and administrative liaison and related services associated with the conduct of Eastern NCNG's business affairs. Eastern NCNG is obligated to reimburse CP&L for all costs and expenses that CP&L incurs in constructing and operating the Eastern NCNG gas system. It is currently estimated that the total cost of constructing the Eastern NCNG natural gas system will be approximately $210.5 million, and that when the completed system is fully operational, operating and maintenance expenses (not including the cost of natural gas) will be approximately $3.2 million annually.

          The principal source of funds required for construction of the Eastern NCNG gas transmission and distribution system is the state bond package. Progress Energy committed to fund 100% of the economic portion of each Phase of the project (i.e., the portion not funded through the state bond package) through the purchase of 500 shares of common stock of Eastern NCNG at a price of $1.00 per share, for a total of $500, and 500 shares of Series A preferred stock of Eastern NCNG at a price of $44,200.00 per share, for a total of $22,100,000.(4) Progress Energy's equity investment is required to be made on a Phase by Phase basis after the state bond funds have been exhausted. Progress Energy had invested a total of $7.676 million in the common stock and Series A preferred stock of Eastern NCNG as of June 30, 2003.

          Reference is made to the Application/Declaration in File No. 70-10115 for information regarding the terms of the sale of Eastern NCNG (as well as NCNG) to Piedmont. Since Progress Energy has agreed to sell its interest in Eastern NCNG, Progress Energy hereby withdraws its request for findings by the Commission that would permit Progress Energy to retain Eastern NCNG as an additional public-utility subsidiary. In lieu thereof, Progress Energy requests that the Commission approve its acquisition of the common stock of Eastern NCNG solely for the purpose of facilitating the sale of Eastern NCNG to Piedmont.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses paid or incurred or to be incurred in connection with the proposed transactions (excluding fees, commissions, and


-------------------

(4) Eastern NCNG's issuance and Progress Energy's acquisition of the Series A preferred stock is exempt under Rule 52 as it has been approved by the NCUC.


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


expenses that will be included in the capital costs of the project, as described in Item 1 above), are estimated at not more than $25,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1 General Overview. Sections 9(a) and 10 of the Act are applicable to Progress Energy's acquisition of the common stock of Eastern NCNG. Inasmuch as Progress Energy has agreed to sell its interest in Eastern NCNG to Piedmont, it is submitted that it is unnecessary for the Commission to make any findings in this proceeding under Section 10(b) or Section 10(c) (including by reference
Section 11(b)(1)) of the Act.

          3.2 Rule 54 Analysis. The proposed transaction is also subject to Rule 54. Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered public utility holding company or its subsidiaries other than with respect to exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

          Progress Energy currently does not comply with the "safe harbor" investment limitation in Rule 53(a)(1). Progress Energy's "aggregate investment" in EWGs is $1.326 billion (as of June 30, 2003), or about 62.2% of Progress Energy's "consolidated retained earnings" for the four quarters ended June 30, 2003 ($2.132 billion). However, by order dated July 17, 2002 in File
No. 70-10060 (the "July 2002 Order"), the Commission has authorized Progress Energy to increase its "aggregate investment" in EWGs to $4 billion.(5) Therefore, although Progress Energy's "aggregate investment" in EWGs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the July 2002 Order.

          Even if the Commission takes into account the capitalization of and earnings from EWGs in which Progress Energy has an interest, there would be no basis for withholding approval of the proposed transactions. With regard to capitalization, Progress Energy's common equity as of June 30, 2003, as a percentage of consolidated capitalization, is higher than at June 30, 2002, the end of the quarter immediately preceding the issuance of the July 2002 Order.(6) Moreover, the proposed transactions will enable Progress Energy to retire debt and therefore modestly improve common equity as a percentage of consolidated capitalization.


-------------------

(5) Progress Energy currently does not hold any interest in a FUCO. Under the July 2002 Order, the Commission reserved jurisdiction over the use of financing proceeds by Progress Energy to acquire any securities of or other interest in any FUCO pending completion of the record.

(6) At June 30, 2003, Progress Energy's consolidated capitalization consisted of 38.1% common equity, .5% preferred stock, 56.7% long-term debt (including current maturities of long-term debt), and 4.7% short-term debt, versus 35.3% common equity, .5% preferred stock, 58.7% long-term debt (including current maturities of long-term debt), and 5.5% short-term debt at June 30, 2002 (the end of the quarter immediately preceding the issuance of the July 2002 Order).



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


          As to earnings from EWGs, certificates filed pursuant to Rule 24 in File No. 70-10060 show that Progress Energy's EWG investments continue to contribute positively to consolidated earnings.

          Progress Energy is currently in compliance with all other requirements of Rule 53(a):

          Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of Progress Energy's domestic public-utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of Progress Energy's domestic public-utility subsidiaries.

          In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

          The NCUC has authorized the acquisition by Progress Energy of the common stock and Series A preferred stock of Eastern NCNG and related transactions, and has granted bond funds to finance the uneconomic portions of Phase 1 and Phases 2-7 of the natural gas transmission and distribution system being constructed by Eastern NCNG. The NCUC also has jurisdiction over Progress Energy's sale of Eastern NCNG to Piedmont. No other state commission and no federal commission, other than this commission, has jurisdiction over this transaction.

ITEM 5.   PROCEDURE.
          ---------

          The Commission has issued a notice of the filing of the Application/Declaration, and no hearing has been requested. Progress Energy requests that the Commission issue an order approving the proposed transaction concurrently with its order in File No. 70-10115 approving the sale of Eastern NCNG to Piedmont. Progress Energy further requests that there not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Progress Energy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.


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


ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   EXHIBITS.
               --------

               A-1 Articles of Incorporation of Eastern North Carolina Natural Gas Company (previously filed)

               A-2 Bylaws of Eastern North Carolina Natural Gas Company (previously filed)

               A-3 Shareholders' Agreement by and among Progress Energy, Inc., Albemarle Pamlico Economic Development Corporation and Eastern North Carolina Natural Gas Company (previously filed)

               A-4 Stock subscription letter of Progress Energy, Inc. (previously filed)

               A-5  364-Day Revolving Credit Facility (previously filed)

               B Construction, Operation and Maintenance Agreement by and between Carolina Power & Light Company (previously filed)

               C    None

               D-1 Joint Application of the Albemarle Pamlico Economic Development Corporation and Carolina Power & Light Company for Certificate of Convenience and Necessity and for Natural Gas Bond Funds (previously filed)

               D-2  Deleted

               D-3 Order of North Carolina Utilities Commission Granting Certificate and Approving Use of Bond Funds, dated June 15, 2000 (filed herewith) (Form SE - continuing hardship exemption)

               D-4 Joint Application of Albemarle Pamlico Economic Development Corporation and Carolina Power & Light Company for Certificate of Convenience and Necessity and for Approval to Use Bond Funds For Phases 2 through 7 (previously filed)

               D-5 Order of North Carolina Utilities Commission Approving Use of Bond Funds, dated June 7, 2001 (filed herewith) (Form SE
                    - continuing hardship exemption)

               E Map of Eastern North Carolina Gas Company Service Territory and Interconnecting Pipelines (Form SE-paper format filing) (previously filed)


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


               F    Opinion of Counsel (filed herewith)

               G    Form of Federal Register Notice (previously filed)


          B.   FINANCIAL STATEMENTS.
               --------------------

FS-1           Progress Energy Consolidated      Incorporated by reference to
               Balance Sheet and Consolidated    Annual Report of Progress
               Statement of Income as of and for Energy on Form 10-K for the the year ended December 31, 2002 year ended December 31, 2002
                                                 (File No. 1-15929)

FS-2           Progress Energy Consolidated      Incorporated by reference to
               Balance Sheet and Consolidated    Quarterly Report of Progress
               Statement of Income as of and for Energy on Form 10-Q for the
               the six months ended June 30,     period ended June 30, 2003
               2003                              (File No. 1-15929)


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          The matters that are the subject of this Application/Declaration do not involve a "major federal action," nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions proposed herein will not result in changes in the operations of Progress Energy or its subsidiaries that will have an impact on the environment. Progress Energy is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended and restated Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                          PROGRESS ENERGY, INC.


                                          By: /s/ William D. Johnson
                                                  ------------------
                                          Name:   William D. Johnson
                                          Title:  Executive Vice President,
                                                     General Counsel and
                                                     Secretary


Date:  August 27, 2003


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